Exhibit 99.1

News Release

July 20, 2021

Turquoise Hill to announce the second quarter financial results on July 29, 2021

Turquoise Hill Resources will announce its second quarter financial results on Thursday, July 29, 2021 after markets close in North America.

The Company will host a conference call and webcast to discuss second quarter financial results on Friday, July 30, 2021 at 8:00 am EST / 5:00 am PDT. The conference call can be accessed through the following dial-in details:

North America: +1 888 390 0546

United Kingdom: + 0 800 652 2435

Australia: +1 800 076 068

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com

turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455

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